VOYAGER THERAPEUTICS, INC.

64 Sidney Street

Cambridge, MA 02139

November 10, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voyager Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-268240 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Voyager Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-268240), so that it may become effective at 4:30 p.m., Eastern time, on November 15, 2022, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

VOYAGER THERAPEUTICS, INC.

By:	/s/ Peter P. Pfreundschuh
Name:	Peter P. Pfreundschuh
Title:	Chief Financial Officer

cc:	Robert W. Hesslein
Senior Vice President and General Counsel
Voyager Therapeutics, Inc.

Brian A. Johnson
C.S. Avery Reaves
Wilmer Cutler Pickering Hale and Dorr LLP